MAIL STOP 3561

June 13, 2006

Mr. Troy Mutter, Chief Executive Officer
Surge Enterprises, Inc.
205-340 Linden Lane
Victoria, British Columbia Canada V8V 4E9

> **Re: Surge Enterprises, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **File No. 333-128995**
> **Amendment Filed May 12, 2006**

Dear Mr. Mutter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 6

1.   Please explain how your software is able to determine that the license key is a valid Google license key.

Description of Business, page 22

2.   Please update the information throughout the prospectus as of the most recent practicable date. We note the comparison pricing table on page 27 is as of June 21, 2005.

<u>Management's Discussion &Analysis, page 28</u>

3.   Disclose in this section all loans or advances made to the company. For example, we note the reference on page 39 to the advance by Mr. Mutter to the company. State the due date of the loan and any other material terms. If there is a written agreement, file as an exhibit.

<u>Executive Compensation, page 40</u>

4.   Please update the table to include executive compensation for the year ended May 31, 2006.

<u>Undertakings</u>

5.   Provide the undertakings required by Item 512(a)(4) and 512(g) of Regulation S-B.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: William MacDonald
        Fax: (604) 687-6314

Mr. Troy Mutter
Surge Enterprises, Inc.
June 13, 2006
p. 3